Jennison Blend Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 23, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Larry Greene

RE:	Jennison Blend Fund, Inc.
Securities Act Registration File No. 2-75128
Investment Company Act File No. 811-03336

_______________________________________________________________

Dear Mr. Greene:

We filed through EDGAR on November 13, 2008 on behalf of Jennison Blend Fund, Inc. (the “Registrant”) Post-Effective Amendment No.40 to the Registration Statement under the Securities Act of 1933 and Amendment No. 41 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”).

The Amendment was filed under Rule 485(a)(1) of the Securities Act of 1933 for the purpose of reflecting approval by Registrant’s Board of Directors at a meeting held November 6, 2008 of (i) a change in non-fundamental investment policy for Registrant that permits Registrant to increase its weightings to small- and mid-cap stocks; (ii) a corresponding change in benchmark index to replace the S&P 500 Index with the Russell 3000 Index as a benchmark index and remove the Russell 1000 Index as a secondary index; and (iii) addition of three portfolio managers, one with expertise in small- and mid-cap issuers, and two with responsibility for managing the aggregate market capitalization and style exposures of Registrant and who also have oversight of the analytical tools used to support the investment strategy.

Registrant’s fiscal year-end is August 31st, and the financial statements in its current prospectus and statement of additional information expire December 29, 2008. As a result, requests for acceleration of effectiveness of the Amendment to December 29, 2008 signed by Registrant, and separately signed by Registrant’s investment adviser and Registrant’s distributor, were filed with the Amendment.

This letter is intended to respond to Mr. Greene’s telephone comments of December 22, 2008 on the Amendment. Mr. Greene’s comments, and Registrant’s responses thereto, are set forth below. Registrant’s responses will be reflected in a Post-Effective Amendment to be filed on or about December 29, 2008 under Rule 485(b) with effectiveness designated as December 29, 2008, which is being filed for the primary purpose of updating the financial statements of Registrant to fiscal year-end August 31, 2008.

Prospectus

1.	Comment: On the front cover, break the paragraph that begins with, “As with all mutual funds” into two paragraphs, with the break to immediately precede the phrase, “JennisonDryden.”

Response:	Requested revisions will be made.

2.

Comment: Under “Principal Risks – Equity Securities Risk” on page 3, the relevance of the statement, “The Fund’s holdings can vary from broad market indices, and the performance of the Fund can deviate from the performance of such indices,” is unclear given that the Fund does not invest in proportion to the holdings of any broad-based market indices.

Response:	The sentence will be deleted.

3.	Comment: The risks of various non-principal strategies are described under “Principal Risks” on page 3.

Response: The following sections under “Principal Risks” will be grouped together in the following order under a new sub-heading, “Other Risks”:

•	Foreign Risk
•	Currency Risk
•	Money Market Instruments Risk
•	Credit Risk
•	U.S. Government and Agency Securities Risk
•	Illiquid Securities Risk
•	Real Estate Investment Trust (REITs)
•	Short Sales Risk
•	Derivatives Risk
•	Regulatory Risk

4.	Comment: Under “Credit Risk” on page 3, consider adding a discussion of liquidity risk.

Response: Disclosure will be added to the effect that to the extent that liquidity in credit markets contracts, the Fund may have difficulty selling debt securities it holds at the time it would like to sell and at an acceptable price.

5.	Comment: Under “Foreign Risks” on page 3, add disclosure regarding risks of emerging markets.

Response: Disclosure will be added that investments in emerging markets are subject to greater volatility and price declines.

6.	Comment: In the fee table captioned “Annual Fund Operating Expenses” on page 8, which was not completed in the Amendment, add an appropriate footnote regarding the contractual fee waiver.
Response: Registrant currently does not have a contractual fee waiver, and the line item in the fee table for the contractual fee waiver will be completed as “None.”

7.	Comment: File the contractual fee waiver as an exhibit to the Registrant’s registration statement.

Response:	Not applicable.

8.

Comment: Form N-1A requires disclosure in the table of “Annual Fund Operating Expenses” of the expenses of investments in acquired funds as a separate line item unless the amount of expenses attributable to acquired funds does not exceed 0.01 percent (one basis point) of average net assets. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: Expenses of investments in acquired funds during the fiscal year ended August 31, 2008 were less than 0.01 percent (one basis point) of average net assets.

9.	Comment: Since the Fund may sell securities short, add a line item to “Annual Fund Operating Expenses” table for dividend expense for short sales.

Response: A separate line item in the fee table is not required, as dividend expense (i.e, dividends paid on stocks held short) during the fiscal year ended August 31, 2008 was less than 0.01 percent (one basis point).

10.	Comment: Confirm that the font size of the footnotes to tables under “Fees and Expenses” is at least 8 point type.

Response:	Confirmed.

11.	Comment: Under “How the Fund Invests – Investment Objective and Policies,” clarify that the policies described are the Fund’s principal investment policies.

Response: The caption will be revised to read, “How the Fund Invests – Investment Objective and Principal Investment Policies.” [emphasis added]

12.	Comment: Under “How the Fund Invests – Other Investments and Strategies,” clarify that the policies described are the Fund’s non-principal investment policies.

Response: The first sentence under this caption will be revised to read, “In addition to the principal strategies, we also may use the following non-principal investment strategies to try to increase the Fund’s returns or protect its assets if market conditions warrant.” [emphasis added]

13.	Comment: Under “Investment Risks – Short Sales” on page 16, address the possible adverse impact on short sales arising from the SEC’s initiatives.

Response:        Disclosure will be added under Investment Risks – Short Sales - Risks” to the effect that to the extent that regulatory actions temporarily ban short selling, share price volatility may be magnified once the ban is lifted.

14.

Comment: In the paragraph on page 21 immediately following the biography of Jason McManus, it is stated that, “The portfolio managers for the Fund are supported by other Jennison portfolio managers, research analysts and investment professionals. Jennsion typically follows a team approach in providing such support to the portfolio managers. ” Clarify whether these additional professionals are responsible for the day-to-day management of the Fund. See Item 5(a)(2) of Form N-1A.

Response: Disclosure will be added at the end of the paragraph that, “None of the team members is primarily responsible for the day-to-day management of the Fund.”

Statement of Additional Information

15.

Comment: Investment Restriction No. 2 on page 16 sets forth the prohibition on issuing senior securities, and provides that, “For purposes of this restriction, the purchase or sale of securities on a when-issued or delayed delivery basis, reverse purchase agreements, dollar rolls, short sales, derivative and hedging transactions such as interest rate swap transactions, and collateral arrangements with respect thereto, and transactions similar to any of the foregoing and collateral arrangements with respect thereto, and obligations of the Fund to Directors pursuant to deferred compensation arrangements are not deemed to be a pledge of assets or the issuance of a senior security.” Clarify that the Fund will comply with the SEC Staff’s interpretative guidance set forth in Rel. No. IC-10666.

Response: Disclosure will be added at the end of the second paragraph following Investment Restriction No. 6 on page 17 to the effect that for purposes of Investment Restriction No. 2, the Fund will conform to SEC Staff guidance regarding availability of liquid assets to “cover” securities trades that potentially leverage the Fund.

16.

Comment: Under “Management & Advisory Arrangements – Additional Information About the Portfolio Managers – Compensation– Jennison Associates LLC,” four bullet points are listed on page 25 in order of importance. The fourth bullet point references “Other factors, such as experience and other responsibilities such as being a team leader or supervisor may also affect an investment professional’s total compensation.” List the other factors.

Response: It is not possible to provide an exhaustive list of the qualitative factors on which a portfolio manager’s performance is reviewed. The disclosure will be revised to reference “other qualitative factors” [emphasis added].

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, (ii) SEC staff comments or changes to disclosure in the Proxy Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I may be reached at (973) 367-1495 with any questions.

Sincerely yours,              /s/ Katherine P. Feld

Katherine P. Feld

cc: Mr. Larry Greene (SEC Staff)

Jonathan Shain (Prudential Investments LLC)